FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Pricing of an issuance of undated deeply subordinated securities	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following
OTHER RELEVANT INFORMATION
Further to the communication made on 15 November 2021, it is hereby announced that TELEFÓNICA EUROPE B.V. (the "Issuer"), the Dutch subsidiary of Telefónica, S.A., has today priced and closed the terms and conditions of an issuance of undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate nominal amount of EUR 750,000,000 (EUR 750,000,000 Undated 6.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (Sustainable Development Goals Bonds)) (the "Securities").
The main terms and conditions of the Securities are as follows:
The issue price of the Securities is fixed at 100% of their face value. The Securities will bear interest at a fixed rate of 2.880% per annum from (and including) 24 November 2021 up to (but excluding) 24 May 2028 (with a long first coupon).
From (and including) 24 May 2028, the Securities will bear interest at a fixed rate of interest equal to the applicable 6 year Swap Rate plus a margin of:
•    2.866% per year from (and including) 24 May 2028 to (but excluding) 24 November 2031;
•    3.116% per year from (and including) 24 November 2031 to (but excluding) 24 May 2048; and
•    3.866% per year from (and including) 24 May 2048.
The Securities will have a face value per unit of 100,000 euros and will be perpetual, although they will be subject to a call option exercisable by the Issuer on certain dates and at any time upon the occurrence of certain events as set out in the terms and conditions of the Securities. In addition, the Securities may be redeemed at any time at the redemption price (Make Whole Redemption Amount) to be calculated in accordance with the terms and conditions of the Securities. The Issuer may defer payment of the interest accrued on the Securities at its sole discretion (the "Deferred Interest") without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the Issuer at any time or on a compulsory basis in certain circumstances as set out in the terms and conditions of the Securities.
The Securities will be governed by English Law, and it is envisaged that they will be listed and admitted to trading on the regulated market of the Irish Stock Exchange plc, trading as Euronext Dublin.
The issue is addressed exclusively at professional clients and eligible counterparties.
The Securities will be subscribed for and paid up on the closing date, which is envisaged to take place on or about 24 November 2021, subject to entering into a subscription agreement with the Joint Bookrunners and the rest of the agreements relating to the issue, and subject to compliance with the conditions set out in the subscription agreement.

An amount equal to the net proceeds of the issue of the Securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association.

Madrid, 15 November 2021.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, its territories and possessions (the "United States"), Australia, Canada or Japan.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act"), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 15, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors